Exhibit 99.6

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: 2US043.006

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Carl Kottmeier, B.A.Sc., P.Eng., MBA, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Independent Technical Report for the Cusi Mine, Chihuahua State, Mexico” dated November 13, 2020, with an effective date of August 31, 2020 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news releases of the Company dated December 22, 2020 (the “News Releases”).

I certify that I have read the News Releases filed by the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of December 2020.

“Carl Kottmeier”

Carl Kottmeier, B.A.Sc., P.Eng., MBA
SRK Principal Consultant (Mining)